FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A.

ACHIEVED 10 MILLION HECTOLITERS IN 2002

(Santiago, Chile, January 8, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary fourth quarter 2002 consolidated volumes. The volume breakout by segment in hectoliters is as follows:
	Fourth Quarter		Full Year
	Volume	% Change	Volume	% Change
Beer - Chile	1,132,055	1.2%	3,501,900	0.6%
Soft Drinks	937,442	-0.1%	3,112,466	-2.1%
Nectars	83,393	23.0%	281,724	25.1%
Mineral Water	237,095	-1.4%	742,162	2.6%
Wine - Domestic	129,449	0.8%	511,647	19.5%
Wine - Export	118,390	16.7%	449,791	10.1%
Total Chile	2,637,824	1.6%	8,599,691	1.8%

Beer - Argentina	599,596	26.6%	1,603,697	6.1%
Wine Argentina	999	-61.0%	4,925	-44.9%
Total Argentina	600,595	26.1%	1,608,621	5.8%
TOTAL	3,238,420	5.4%	10,208,312	2.4%

CCU plans to release its consolidated fourth quarter results during the first week of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the third-largest Chilean winery in the domestic market and the largest Chilean mineral water producer. The Company has licensing, distribution and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Schweppes Holdings Ltd., Guinness Brewing Worldwide Limited, PepsiCo Inc. and Watt's Alimentos S.A.